

Mail Stop 3561

March 11, 2009

Via Fax & U.S. Mail

Mr. Huaiqian Zhang
Chief Executive Officer
Breezer Ventures, Inc.
202 - 351 No. 13 Mai Zidian Zao Ying Beili
Chaoyang District
Beijing, F4
China, 100024

> **Re:** **Breezer Ventures, Inc.**
> **Form 10-K for the year ended June 30, 2008**
> **File No. 333-129229**

Dear Sir:

We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended June 30, 2008

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1. We note from the opinion of your current registered public accountant that the period from inception (May 15, 2005) to September 30, 2006 was audited by other auditors. Please file an amended Form 10-K to include an opinion from your previous auditors on the financial statements issued for the period(s) presented in your current Form 10-K not covered by your current auditors. Refer to Rule 2-05 of Regulation S-X.

Note 4 – Due from Shareholder

2. Please tell us how the receivable from shareholder as described here is in compliance with Section 402 of the Sarbanes Oxley Act of 2002. Specifically, Section 402 prohibits a public company and its subsidiaries from extending credit, or arranging for another entity to extend credit, in the form of a personal loan to any director or executive officer of the public company. Include in your response the identity of the counterparty as well as the facts and circumstances surrounding their relationship with the company. Please also tell us whether the loan has been repaid subsequent to year end.

Note 3 – Going Concern

3. We note that the last paragraph of the opinion of your independent registered public accountant indicates management's plan regarding your ability to continue as a going concern is included in Note 3. However, Note 3 does not include any such discussion. Please revise your disclosure here to include a discussion of actions that management has taken and/or plans to take that you believe will provide the opportunity for the company to continue as a going concern. These actions, and their anticipated impact, should be described in detail. Filings with "going concern" accountants' reports must contain appropriate and prominent disclosure of financial difficulties and viable plans to overcome these difficulties. Refer to Section 607.02 of the Financial Reporting Codification for guidance. Please also revise your MD&A narratives accordingly, as your current disclosure does not address your plan.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

David R. Humphrey
Branch Chief